Canagold Resources LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Subject: Request for an extension – File No. 000-18860

Vancouver, BC, Canada, August 26, 2024

To: Division of Corporation Finance

U.S. Securities & Exchange Commission

Dear Mr. John Coleman,

We respectfully request that you grant us an extension to the August 26, 2024 deadline to provide responses to your inquires related to the 2023 20F filing of Canagold Resources Ltd. We do expect to be able to provide our responses and required documentation by September 20, 2024.

Should you require any further information, please do not hesitate to contact us at the information below.

Kind regards,

Mihai Draguleasa

Chief Financial Officer

E: mihai@canagoldresources.com

T: +1-604-880-3313